June 6, 2025

Brent Morrison
Chief Executive Officer and President
Regional Health Properties, Inc.
1050 Crown Pointe Parkway
Suite 720
Atlanta, GA 30338

       Re: Regional Health Properties, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed June 3, 2025
           File No. 333-286975
Dear Brent Morrison:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed June 3, 2025
General

1. We acknowledge your response to prior comment 1. Where applicable, please revise to indicate that any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. See Item 201(a)(1)(ii) of Regulation S-K and Item 14(d) of Form
       S-4.
 June 6, 2025
Page 2
Share Ownership of Certain Beneficial Owners and Management/Directors of Regional, page
249

2. Please revise to indicate the effect of the merger on the amount and percentage of present holdings of Regional's common equity, as required by Item 201(b)(2) of
       Regulation S-K. See Item 14(d) of Form S-4.

       Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Paul Davis Fancher